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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                             Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                       Travel Services International, Inc.

                       TRAVEL SERVICES INTERNATIONAL, INC.
                            (Name of Subject Company)

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                       TRAVEL SERVICES INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)
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                     Common Stock, par value $.01 per share
                Restricted Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    894169101
                                    894169200
                      (CUSIP number of Class of Securities)

                               Suzanne Bell, Esq.
                             220 Congress Park Drive
                        Delray Beach, Florida 33445-7289
                                 (561) 266-6171

                  (Name, address and telephone number of person
                        authorized to receive notices and
                 communications on behalf of the persons filing
                                   statement)

                                 With a Copy to:

                               John M. Reiss, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Contact:  Joseph V. Vittoria - (561) 266-0860


                          TRAVEL SERVICES INTERNATIONAL
                      AGREES TO ACQUISITION BY AIRTOURS PLC

DELRAY BEACH, FL, February 21, 2000 - Travel Services International, Inc. (NASDAQ: TRVL) announced today that it has entered into a definitive merger agreement providing for the acquisition of the Company by Airtours plc for cash consideration of $26 per share, or an aggregate of approximately $385 million. Airtours, based in the U.K., is one of the largest tour operators in the world.

Joseph Vittoria, Chairman and Chief Executive Officer of the Company, commented:
"The combination with Airtours brings great shareholder value to our existing holders. It also provides the Company with significant opportunities to expand its product offerings to its customers and continue its strategic investments in technology and the Internet. As a member of the Airtours group, the Company will have enhanced resources to further its development as a global distributor of leisure and travel services."

Airtours will commence a cash tender offer to purchase all of the outstanding shares of the Company's common stock no later than March 1, 2000. The tender offer will remain open for 20 business days, unless extended pursuant to the merger agreement, and is conditioned on the tender of a sufficient number of shares to give Airtours ownership of at least a majority of the fully diluted outstanding shares of the Company. Shares not tendered will be converted in the merger into the right to receive the same $26 per share in cash. The merger agreement contains customary closing conditions, including the need to obtain regulatory approvals.

Travel Services International is a leading specialized distributor of travel products including cruise vacations, vacation packages, domestic and international airline tickets and European auto rentals, and is a leading provider of travel services, such as electronic hotel reservation services, specialized hotel programs and services and incentive travel programs. The Company provides its services to both travel agents and travelers, offering a unique combination of specialized expertise, the ability to compare options from multiple travel providers and competitive prices. More information about the Company can be found at www.mytravelco.com.

The Airtours group is the largest air inclusive tour operator in the world, carrying 10 million passengers per annum. The group's earnings derive from tour operations in the U.K., Ireland, Scandinavia, the U.S., Canada, Poland, Belgium, France, Holland and, through its associate FTi, in Germany, Austria and Switzerland. In addition, Airtours operates retail travel agencies, hotels, vacation ownership developments, aircraft and cruise ships. Shares of Airtours are listed on the London Stock Exchange.

CERTAIN STATEMENTS MADE IN THIS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS AND PERFORMANCE TO DIFFER MATERIALLY FROM ANY EXPECTED FUTURE RESULTS OR PERFORMANCE, EXPRESSED OR IMPLIED, BY THE FORWARD-LOOKING STATEMENTS. THE COMPANY ASSUMES NO RESPONSIBILITY TO UPDATE ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY. AT THE TIME THE OFFER IS COMMENCED, AIRTOURS WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF THE COMPANY, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF
TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.